# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cellectar Biosciences, Inc., CIK 0001279704
CUSIP: 15117F880
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 100 Campus Drive, Florham Park, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 07/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002066973

## Reporting persons
- Hexstone Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (5.6% of the class)
  Comment: As more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage (i) are based on 2,677,039 shares of common stock, par value $0.00001 per share, of the issuer (the ''Common Stock'') outstanding following the closing of the offering (''Offering'') disclosed in the issuer's prospectus, dated July 1, 2025, to the registration statement on Form S-1, as amended (File No. 333-288333), declared effective by the U.S Securities and Exchange Commission on July 1, 2025 (the ''Prospectus'') (assuming no exercise of the over-allotment option described therein and no exercise of any of the warrants issued in connection with the Offering) and (ii) give no effect to the exercise of any Series A common stock purchase warrants (the ''Warrants'') directly held by the reporting person, which are subject to a 4.99% beneficial ownership limitation provision (the ''Blocker'').
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (5.6% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage (i) are based on 2,677,039 shares of Common Stock outstanding following the closing of the Offering disclosed in the Prospectus (assuming no exercise of the over-allotment option described therein and no exercise of any of the warrants issued in connection with the Offering) and (ii) give no effect to the exercise of any Warrants indirectly held by the reporting person, which are subject to a Blocker.

## Item 1. Issuer
Name of issuer: Cellectar Biosciences, Inc.
Address of issuer's principal executive offices: 100 Campus Drive, Florham Park, NJ 07932

## Item 2. Person Filing
Name of person filing:
(i) Hexstone Capital LLC, a Nevada limited liability company ("Hexstone"); and

(ii) Brendan O'Neil ("Mr. O'Neil").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 303, San Francisco, CA 94123.
Citizenship: Hexstone is a limited liability company organized under the laws of the State of Nevada. Mr. O'Neil is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The share amounts and ownership percentages reported (i) are based on 2,677,039 shares of Common Stock outstanding following the closing of the Offering disclosed in the Prospectus (assuming no exercise of the over-allotment option described therein and no exercise of any of the warrants issued in connection with the Offering) and (ii) give no effect to the exercise of any Warrants indirectly held by Hexstone, which are subject to a Blocker.

Hexstone holds (i) 150,000 shares of Common Stock and (ii) 150,000 Warrants exercisable for up to 150,000 shares of Common Stock, none of which are deemed beneficially owned by Hexstone as a result of triggering the Blocker in the Warrants, which prohibits Hexstone from exercising the Warrants for shares of Common Stock if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to any such exercise.

Consequently, Hexstone is the beneficial owner of 150,000 shares of Common Stock (the "Shares"). Hexstone has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its managing member, Mr. O'Neil. Mr. O'Neil does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. O'Neil may be deemed to beneficially own the Shares which are beneficially owned by Hexstone.
Percent of class: 5.6%
Sole power to vote or to direct the vote:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Hexstone: 150,000.00

(B) Mr. O'Neil: 150,000.00
Sole power to dispose or to direct the disposition:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Hexstone: 150,000.00

(B) Mr. O'Neil: 150,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hexstone Capital LLC: /s/ Hexstone Capital LLC, Brendan O'Neil, Managing Member of Hexstone Capital LLC (08/08/2025)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (08/08/2025)
Comment: See Exhibit 1 filed herewith.